SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934*

SOUTHCROSS ENERGY PARTNERS, L.P.
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

84130C100
(CUSIP Number)

Robert L. Vitale EIG Management Company, LLC 1700 Pennsylvania Ave. NW Suite 800 Washington, D.C. 20006 202-600-3304
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2015
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84130C100

(1) NAME OF FILING PARTIES
EIG BBTS Holdings, LLC (1)
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
34,244,867(2)
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
34,244,867 (2)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,244,867 (2)
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.2% (3)
(14) TYPE OF REPORTING PERSON
OO - limited liability company

(1) Effective January 15, 2015, EIG BlackBrush Holdings LLC changed its name to EIG BBTS Holdings, LLC.

(2) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,414,754 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

As a result of the relationship of EIG BBTS Holdings, LLC to SHB, EIG BBTS Holdings, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of May 4, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, plus the 4,500,000 Common Units issued to SHB on May 7, 2015.

(1) NAME OF FILING PARTIES
EIG Management Company, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
34,244,867(1)
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
34,244,867 (1)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,244,867 (1)
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.2%(2)
(14) TYPE OF REPORTING PERSON
OO/IA – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns 6,616,400 common units representing limited partner interests (“Common Units”), 15,414,754 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

As a result of the relationship of EIG Management Company, LLC to SHB, EIG Management Company, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(2) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of May 4, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, plus the 4,500,000 Common Units issued to SHB on May 7, 2015.

(1) NAME OF FILING PARTIES
EIG Asset Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
34,244,867 (1)
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
34,244,867 (1)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,244,867 (1)
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.2%(2)
(14) TYPE OF REPORTING PERSON
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns 6,616,400 common units representing limited partner interests (“Common Units”), 15,414,754 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

As a result of the relationship of EIG Asset Management, LLC to SHB, EIG Asset Management, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(2) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of May 4, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, plus the 4,500,000 Common Units issued to SHB on May 7, 2015.

(1) NAME OF FILING PARTIES
EIG Global Energy Partners, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
34,244,867 (1)
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
34,244,867 (1)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,244,867 (1)
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.2%(2)
(14) TYPE OF REPORTING PERSON
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,414,754 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

As a result of the relationship of EIG Global Energy Partners, LLC to SHB, EIG Global Energy Partners, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(2) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of May 4, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, plus the 4,500,000 Common Units issued to SHB on May 7, 2015.

(1) NAME OF FILING PARTIES
The R. Blair Thomas 2010 Irrevocable Trust
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
34,244,867 (1)
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
34,244,867 (1)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,244,867 (1)
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.2%(2)
(14) TYPE OF REPORTING PERSON
OO – Trust

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,414,754 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

As a result of the relationship of The R. Blair Thomas 2010 Irrevocable Trust to SHB, The R. Blair Thomas 2010 Irrevocable Trust may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(2) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of May 4, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, plus the 4,500,000 Common Units issued to SHB on May 7, 2015.

(1) NAME OF FILING PARTIES
R. Blair Thomas
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
34,244,867 (1)
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
34,244,867 (1)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,244,867 (1)
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.2%(2)
(14) TYPE OF REPORTING PERSON
IN – Individual

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,414,754 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

As a result of the relationship of R. Blair Thomas to SHB, Mr. Thomas may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(2) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of May 4, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, plus the 4,500,000 Common Units issued to SHB on May 7, 2015.

This Amendment No. 2 amends and supplements the Schedule 13D first filed August 14, 2014 (the “Original Schedule 13D” and, as amended by that certain Amendment No. 1 filed on December 8, 2014 and this Amendment No. 2, this “Schedule 13D”), and is being filed jointly by the Filing Parties with respect to the Common Units, Class B Convertible Units and Subordinated Units of Southcross Energy Partners, L.P. (“SXE”).  Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended by amending and restating the second paragraph thereof as follows:

Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 Common Units and all 15,414,754 Class B Convertible Units and 12,213,713 Subordinated Units that are outstanding.  SHB is an indirect, wholly owned subsidiary of Southcross Holdings LP (“Holdings”).  Holdings, through its indirect ownership of SHB, controls the activities of SHB.  Southcross Holdings GP LLC (“Holdings GP”) is the general partner of Holdings and in such capacity, controls the activities of Holdings.  Holdings GP is managed by a board of directors (the “Holdings GP Board”) who have the power and authority to manage and control the business and affairs of Holdings GP, including its control of the activities of Holdings.

Item 1 of the Original Schedule 13D is hereby amended by amending and restating the third paragraph thereof as follows:

EIG BBTS Holdings, LLC (“EIG”) owns 35.5% of Holdings and 36.1% of Holdings GP.  As a result of the relationship of EIG to Holdings and Holdings GP, and the relationship of the Filing Parties among themselves, as described in Item 2 and Item 5 of this Schedule 13D, each of the Filing Parties may be deemed to have shared power to vote, or direct the disposition of, and to dispose, or direct the disposition of, the Common Units, Class B Convertible Units and Subordinated Units held of record by SHB.

Item 2.   Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended by amending and restating the first paragraph of the list of Filing Parties as follows:

•	EIG BBTS Holdings, LLC (f/k/a EIG BlackBrush Holdings LLC) (“EIG”); and

Item 2 of the Original Schedule 13D is hereby amended by amending and restating the following sections thereof as follows:

(1) EIG owns 35.5% of Holdings and 36.1% of Holdings GP.  EIG also owns 51.14% of the limited partnership interests in BlackBrush TexStar LP, a Delaware limited partnership (“BBTS-LP”), and BlackBrush TexStar GP LLC, a Delaware limited liability company and the general partner of BBTS-LP.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 4 of the Original Schedule 13D is hereby amended and supplemented with the following:

On May 7, 2015, as partial consideration for certain assets assigned by Holdings and certain of its subsidiaries to the Issuer, the Issuer issued 4,500,000 Common Units to SHB.

Item 5.     Interest in Securities of the Issuer.

Items 5(a)-(c) of the Original Schedule 13D (as previously amended by Amendment No. 1) are hereby amended by amending and restating the first two paragraphs thereof as follows:

As of May 4, 2015, 23,800,943 Common Units, 15,414,754 Class B Convertible Units and 12,213,713 Subordinated Units were outstanding, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014.  As noted above, 4,500,000 additional Common Units were issued to SHB on May 7, 2015.

SHB owns of record 6,616,400 Common Units and all 15,414,754 Class B Convertible Units and 12,213,713 Subordinated Units that are outstanding.  SHB is owned 100% by Southcross Holdings Guarantor LP (“Guarantor”) and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC (“SHB GP”), which is owned 100% by Guarantor.  Guarantor is owned 100% by Holdings and its non-economic general partner interest is held by Southcross Holdings Guarantor GP LLC (“Guarantor GP”), which is owned 100% by Holdings (SHB, SHB GP, Guarantor, Guarantor GP, Holdings and Holdings GP are referred to collectively as the “Southcross Parties”).

Other than as described above, there have been no reportable transactions in the Common Units, Class B Convertible Units or Subordinated Units that were effected in the last 60 days by the Filing Parties.

Item 7.     Materials to be Filed as Exhibits.

Exhibit 3.   Joint Filing Agreement*

* Previously filed as an Exhibit to the Original Schedule 13D and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 13, 2015

EIG BBTS Holdings, LLC,
a Texas limited liability company

By:	EIG Management Company, LLC,
its Manager

By:	/s/ R. Blair Thomas
R. Blair Thomas,
Chief Executive Officer

By:	/s/ Robert L. Vitale
Robert L. Vitale, General Counsel

EIG Management Company, LLC,
a Delaware limited liability company

By:	/s/ R. Blair Thomas
R. Blair Thomas,
Chief Executive Officer

By:	/s/ Robert L. Vitale
Robert L. Vitale, General Counsel

EIG Asset Management, LLC,
a Delaware limited liability company

By:	/s/ R. Blair Thomas
R. Blair Thomas,
Chief Executive Officer
By:	/s/ Robert L. Vitale
Robert L. Vitale, General Counsel

EIG Global Energy Partners, LLC,
a Delaware limited liability company

By:	/s/ R. Blair Thomas
R. Blair Thomas,
Chief Executive Officer

By:	/s/ Robert L. Vitale
Robert L. Vitale, General Counsel

R. Blair Thomas 2010 Irrevocable Trust

By:	/s/ R. Blair Thomas
R. Blair Thomas, Trustee

By:	/s/ R. Blair Thomas
R. Blair Thomas